ArcelorMittal

# Insider Dealing Regulations

**Short description**

**Scope**

Relevant to all employees of the ArcelorMittal group.

In compliance with international and national regulations on insider dealing, the Board of directors of ArcelorMittal, in order to ensure appropriate treatment of Inside Information and thus avoid insider dealing and Market Manipulation, has adopted the following Insider Dealing Regulations that apply throughout the ArcelorMittal group.

1.Definitions
1.1.Affiliate: A company or other entity is considered an affiliate if ArcelorMittal, or one of its subsidiaries (defined as having directly and/or indirectly more than 50% of the voting rights), has provided capital to that company with the intention of forming a long-term relationship to benefit ArcelorMittal’s own activities, or otherwise controls that company or entity. If a company has provided 20% or more of another company’s capital (the nominal value of all issued shares), it will be assumed, unless otherwise proven, that company has an affiliate relationship with the other company.

1.2.ArcelorMittal: A Luxembourg limited liability company having its registered office at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

1.3.ArcelorMittal Employee: Any person employed by, or in any other type of relationship of authority to, ArcelorMittal or an Affiliate, irrespective of the duration of the employment or the relationship of authority, as well as the members of the board of directors of ArcelorMittal’s Group Companies, in any case including every Designated Person.

1.4.ArcelorMittal Financial Instruments:

1.4.1.Transferable securities, shares and depositary receipts of shares in the capital of ArcelorMittal or its Group Companies;

1.4.2.Other securities issued by ArcelorMittal or its Group Companies that have been admitted (or for which admission has been requested) to trade on:

•a regulated market situated or operating in Luxembourg another EU Member State; or

•an exchange market situated and admitted by the authorities in a state that is not a EU Member State;

1.4.3.Securities whose value is determined in part by the value of the securities referred to in 1.4.1 or 1.4.2 above;

1.4.4.financial instruments traded on a regulated market, a multilateral trading facility (“MTF”) or an organised trading facility (“OTF”) or for which admission to a regulated market or MTF has been requested;

1.4.5.Over the counter (“OTC”) or OTF financial instruments the price or value of which depends on or has an effect on a traded instrument, including credit default swaps and contracts for differences

1.4.6.Units in collective investment undertakings;
1.4.7.Options, futures, swaps, forward rate agreements and any other derivative contracts relating to securities, currencies, interest rates or yields, emission allowances or other derivatives instruments, financial indices or financial1 measures which may be settled physically or in cash;

1.4.8.Options, futures, swaps, forwards and any other derivative contracts relating to commodities that must be settled in cash or may be settled in cash at the option of one of the parties other than by reason of default or other termination event, or;

1.4.9.Derivative instruments for the transfer of credit risk;
1.4.10.Financial contracts for differences;
1.4.11.Derivatives transactions related to emission allowances consisting of any units recognized for compliance with the requirements of applicable legislation (Emissions Trading Scheme);

1.4.12.Spot commodity contracts which are not wholesale energy products, where the transaction, order or behavior has or is likely or intended to have an effect on the price or value of a financial instrument referred to under 1.4.1 to 1.4.11 above;

1.4.1.Types of financial instruments, including derivative contracts or derivative instruments for the transfer of credit risk where the transaction, order, bid or behavior has or is likely to have an effect on the price or value of a spot commodity contract where the price or value depends on the price or value of those financial instruments; or

1.4.1.Interbank offered rates, benchmarks such as the LIBOR or EURIBOR.

1.5.Business Day: any day other than a Saturday, a Sunday or a statutory holiday in Luxembourg (Luxembourg) or London (United Kingdom), or any other day on which the principal banks located in Luxembourg or London are not open for business during normal banking hours.

1.6.Executive Office: comprising the Executive Chairman and Chief Executive Officer (CEO).

1.7.Compliance Officer: The officer referred to in Section 7 of these Insider Dealing Regulations.

1.8.Closed Period: The last day of the quarter up until (i) the publication of the quarterly figures or the six-monthly figures of ArcelorMittal or (ii) the announcement of an extraordinary dividend
1 The definitions of all defined terms in this introduction can be found in Section 1 (“Definitions”)

(whichever is later), plus 48 hours. Closed Periods apply to all Insiders.

1.9.Designated Person: (1) A person discharging managerial responsibilities within ArcelorMittal and (2) persons closely associated with them.
1.A person discharging managerial responsibilities is:

i.A person who is a member of the Board of directors or the Executive Office of ArcelorMittal; or
ii.Executive Vice Presidents, other Executive Officers as designated from time to time and members of the Management Committee; or
iii.A person occupying a senior management position who is not a member of the corporate bodies referred to in item (1) i and ii above but who has regular access to Inside Information relating, directly or indirectly, to ArcelorMittal and has the authority to make managerial decisions affecting the future developments and business prospects of ArcelorMittal group.

2.A person closely associated with a person discharging managerial responsibilities is:
i.The spouse of the person discharging managerial responsibilities, or any partner of that person considered by national law as equivalent to a spouse;
ii.According to national law, dependent children of the person discharging managerial responsibilities (including children for whom such person has parental responsibility, legal custody or who share permanently or in alternation the same household);
iii.Other relatives of the person discharging managerial responsibilities, who have shared the same household as that person for at least one year on the date of the concerned transaction;
iv.Any legal person, trust or partnership, whose managerial responsibilities are discharged by a person referred to in item 1.9 (1) above or in sub items (2) i, (2) ii and (2) iii above, or which is directly or indirectly controlled by such a person, or that is set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person (which will be deemed to be the case if such person benefits from the majority of such economic interest).
1.10.Executive Officer, a senior ArcelorMittal Employee specifically appointed to this role in charge of overseeing a particular segment, region or function(s) and reporting directly to the Executive Office. Although their role is on an individual basis and they do not share collective responsibility, they are jointly referred to as Executive Officers.
1.11.Group Company: A member of an economic unit consisting of companies connected at an organizational level, or that are otherwise controlling, controlled by or under common control with, each other. A subsidiary of a company (more than 50% voting rights) is generally part of the group.
1.12.Inside Information: Information of a precise nature (including any material information) which has not been made public, relating directly or indirectly, to ArcelorMittal or ArcelorMittal Financial Instruments and which, if it were made public, would be likely to have a significant effect on the price of ArcelorMittal Financial Instruments or on the price of related derivative financial instruments.

Information shall be deemed to have a precise nature if it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred or which may reasonably be expected to occur, where it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the financial instruments or the related derivative financial instrument, the related spot commodity contracts or the auctioned products based on the emission allowances. In this respect in the case of a protracted process that is intended to bring about, or result in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process, which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information.

1.13.Insider: A person who has access to Inside Information on a temporary or permanent basis. There are three categories of Insiders: Designated Persons, other permanent Insiders and temporary Insiders. Designated Persons and ArcelorMittal group employees who have regular access to Inside Information are permanent Insiders. Other employees of the ArcelorMittal group may have temporary Insider status from time to time while working on specific projects or assignments. A temporary Insider ceases to be an Insider when the Inside Information he or she has become public.
1.14.Other Permanent Insiders: Other permanent insiders (as mentioned in the previous art. 1.13) are employees with permanent access to relevant and material inside information that are not explicitly covered by item 1.9. These insiders can be part of the Investor Relations/ Communication, GAPM, Treasury, Internal Assurance, M&A, Strategy, Legal or Tax departments. If employees in these departments have permanent access to inside information that is relevant and material, they should be added to the permanent insider list. The following criteria should apply to the identification of other permanent insiders:

•Employees in selected departments with different levels based on their exposure to inside information that is relevant and material as described above,

1 The definitions of all defined terms in this introduction can be found in Section 1 (“Definitions”)

•Specific individual types, e.g., assistants and secretaries only for the executive offices vs. Company Secretarial entirely,

•Proximity to decision-making within ArcelorMittal, e.g., geographical proximity, organizational hierarchy, or role proximity.

Compliance Officer is responsible to coordinate the heads of the selected departments in the review of the members in the permanent list on a periodic basis, ensuring the application of the defined criteria.

1.15.Investor Relations Employees: ArcelorMittal Employees working exclusively for Investor Relations and located in London (United Kingdom).

1.16.Investor Relations Non-Communication Period: the 7th Business Day after the end of the quarter up until (i) the publication of the quarterly figures or the six-monthly figures of ArcelorMittal or (ii) the announcement of an extraordinary dividend (whichever is later).

1.17.List of Permanent Insiders: has the meaning ascribed under items 8.2 and 8.3 below.

1.18.Market Manipulation:

(a)Transaction or placing orders to trade in ArcelorMittal Financial Instruments:
iwhich give, or are likely to give, false or misleading signals as to the supply of, demand for or price of ArcelorMittal Financial Instruments or any other financial instruments derived thereof, or which create actual or apparent trading in, or of raising the price of, any ArcelorMittal Financial Instruments, or iiwhich maintain, or attempt to maintain, by a person or persons acting in collaboration the price of one or several financial instruments at an abnormal or artificial level, unless the person who entered into the transactions or issued the orders to trade establishes that his or her reasons for so doing are legitimate and that these transactions or orders to trade conform to accepted market practices on the regulated market concerned and to applicable law and regulations and the rules established by the Stock Market Authorities;

(b)Transaction or placing an order to trade or any other activity or behavior which affects or is likely to affect the price of ArcelorMittal Financial Instruments or any other financial instruments derived thereof which employ fictitious devices or any other form of deception or contrivance.

(c)Dissemination of information through the media (including internet), or by any other means, which gives, or is likely to give, false or misleading signals as to the supply of, demand for, or price of ArcelorMittal Financial Instruments or any other financial instruments derived thereof, or secures or is likely to secure the price of one or more ArcelorMittal Financial Instruments at an abnormal or artificial level, including the dissemination of rumors where the person who made the dissemination knew, or ought to have known, that the information was false or misleading.

1.19.Stock Market Authorities: (i) The Dutch authority for the financial markets (Autoriteit Financiële Markten or AFM), (ii) the French stock market authority for the financial markets (Autorité des Marchés Financiers or AMF); (iii) the Luxembourg stock market authority for the financial markets (Commission de Surveillance du Secteur Financier or CSSF); (iv) the Spanish stock market authority for the financial markets (Comisión Nacional de Mercado de Valores or CNMV); (v) the United States of America Securities and Exchange Commission (or SEC); (vi) the New York stock exchange (NYSE Group, Inc. or NYSE); or the regulator of any other relevant stock exchange.

1.20.Temporary Insider: Some internal projects contain specific inside information and thus, all project members automatically become temporary insiders that should be added to the temporary insider list for the duration of the project.

Group Compliance should be informed about the responsible project managers of all projects before the official project start. The project manager is then responsible to check before the onboarding of project members whether the project is material enough and contains relevant inside information based on the following criteria:
•Revenue and costs: The potential revenue expectation related to a project exceeds 2.5% of the Group revenue or the project costs are significant, or
•Impact on employees: The project has a significant effect on more than 5% of the workforce of the Group, or
•Reputational impact: The project is visible to the public and may affect ArcelorMittal’s reputation.

1.21.Transaction: The purchase or sale, or the attempt to purchase or sell, or any other legal act aimed at acquiring or disposing ArcelorMittal Financial Instruments (including cancelling or amending an order), directly or indirectly, for one’s own account or for the account of others.

2.General Insider Dealing Regulations

2.1.Every person subject to these Insider Dealing Regulations who holds Inside Information is strictly prohibited from engaging or attempting to engage in Transactions in ArcelorMittal Financial Instruments unless an exception to this prohibition applies, as set out in Section 6 of these Insider Dealing Regulations.

2.2.Every person subject to these Insider Dealing Regulations who holds Inside Information is strictly prohibited from communicating Inside Information to any person, recommending or
1 The definitions of all defined terms in this introduction can be found in Section 1 (“Definitions”)

inducing to engage any person in Transactions in ArcelorMittal Financial Instruments, except in the normal course of his or her business, profession or function. In this context, Investor Relations Employees are permitted to communicate before the start and after the end of the Investor Relations Non-Communication Period subject to these Insider Dealing Regulations.

More specific rules relating to the Investor Relations Non- Communication Period (including but not limited to the implementation of rules to ensure that Investor Relations

Employees do not receive from internal sources any Inside Information before the start of the Investor Relations Non- Communication Period nor Investor Relations Employees comment specifically on the results of the quarter just ended up until the end of the Closed Period) have been implemented in January 2019.

2.3.Every person subject to these Insider Dealing Regulations is strictly prohibited from inducing or recommending to any other person to acquire or sell/cancel or amend an order, or to cause any other person to acquire or sell/cancel or amend an order, of ArcelorMittal Financial Instruments on the basis of Inside Information.

2.4.Every person subject to these Insider Dealing Regulations must avoid the mixing of business and private interests or any reasonably to be expected semblance of confusion of business and private interests with respect to ArcelorMittal Financial Instruments.

2.5.Every person subject to these Insider Dealing Regulations must treat Inside Information confidentially and may provide such information only in the normal course of his or her business, profession or function to persons who are bound towards ArcelorMittal by a professional secrecy obligation. Any information relating to ArcelorMittal must be treated as confidential by every person subject to these Insider Dealing Regulations, as required by the ArcelorMittal Code of Business Conduct.

2.6.Every person subject to these Insider Dealing Regulations acknowledges that the Compliance Officer is entitled to conduct any investigation (or cause any investigation to be conducted) with respect to any Transaction in ArcelorMittal Financial Instruments carried out by (or on the instructions of) such ArcelorMittal Employee.

2.7.Every person subject to these Insider Dealing Regulations undertakes to provide the information that may be requested with respect to Transactions to the Compliance Officer with a view to the strict enforcement of these Insider Dealing Regulations.

2.8.Every person subject to these Insider Dealing Regulations undertakes to order his or her brokerage firm or securities account manager to provide the information regarding Transactions conducted by or on behalf of the ArcelorMittal Employee if the Compliance Officer so requests with a view to the strict enforcement of the Insider Dealing Regulations.

2.9.Every person subject to these Insider Dealing Regulations is strictly prohibited from executing Transactions in ArcelorMittal Financial Instruments if such Transactions could in any way result in the (reasonably expected) semblance of the use of Inside Information.

2.10.Every person subject to these Insider Dealing Regulations is prohibited from engaging in or attempting to engage in any Market Manipulation.

3.Specific Insider Dealing Regulations for Designated Persons and other Insiders

In addition to the prohibitions listed in Section 2 above, every Designated Person and other Insiders is prohibited from executing Transactions in ArcelorMittal Financial Instruments during a Closed Period, irrespective of whether he or she possesses Inside Information, unless an exception to this prohibition applies as set out in Section 5 of these Insider Dealing Regulations.

4.Obligation of Designated Persons to give public notice of Transactions in ArcelorMittal Financial Instruments

4.1.Every Designated Person who intends to execute a Transaction in ArcelorMittal Financial Instruments or in those of its Group Companies must inform the Compliance Officer in writing (such as by means of an e-mail) of any Transaction at the latest on the Business Day before its execution. This notification must contain the information detailed in item 4.2 below. The Compliance Officer will either approve or disallow the Transaction based on an assessment of the risk of use of Inside Information or Market Manipulation in general terms. This assessment will be made by the Compliance Officer on the basis of general information available to him or her relating to the business of ArcelorMittal and its Group Companies and will in no way limit the responsibility of any Designated Person to make his or her own assessment of potential use of Inside Information known to him or her but unknown to the Compliance Officer. Without the prior approval of the Compliance Officer, a Designated Person is not allowed to execute Transactions in ArcelorMittal Financial Instruments or in those of its Group Companies.

1 The definitions of all defined terms in this introduction can be found in Section 1 (“Definitions”)

4.2.Members of the Board of directors of ArcelorMittal must notify to the CSSF immediately of all Transactions in ArcelorMittal Financial Instruments or those of its Group Companies. Every other Designated Person must notify to the CSSF all Transactions in ArcelorMittal Financial Instruments within three (3) Business Days of the date each individual Transaction is carried out.

The notification must contain the following information:
(i)the name of the issuer,
(ii)the name of the Designated Person,
(iii)the reason for the obligation to notify,
(iv)the description of the financial instrument,
(v)the nature of the Transaction (e.g., acquisition or disposal)
(vi)the date and place of the Transaction,
(vii)the price per ArcelorMittal Security and the aggregate amount of the Transaction.

4.3.Every Designated Person may request the Compliance Officer in writing to make the relevant notification on his or her behalf. This request may only be made simultaneously with the provision to the Compliance Officer of the information referred to in items 4.1 and 4.2 above.

4.4.Every member of the Board of directors, the Executive Office and the Executive Officers of ArcelorMittal must notify ArcelorMittal and the CSSF of the number of ArcelorMittal Financial Instruments held by him or her in the capital of ArcelorMittal and (if different) of the number of votes that can be cast by him or her in the issued share capital of ArcelorMittal within two weeks of his or her appointment as member of the Board of directors, the Executive Office or as Executive Officers of ArcelorMittal.

4.5.Every member of the Board of directors, the Executive Office and the Executive Officers of ArcelorMittal must immediately notify ArcelorMittal and the CSSF of every change in the number of ArcelorMittal Financial Instruments held by him or her in the share capital of ArcelorMittal and (if different) of every change in the number of votes that can be cast by him or her in the issued share capital of ArcelorMittal.

5.Exception to the Prohibitions set out in Sections 2 and 3

The prohibitions established in Section 2 (General Insider Regulations for all ArcelorMittal Employees) and Section 3 (Specific Insider Regulations for Designated Persons) do not apply to Transactions operated in ArcelorMittal Financial Instruments aimed at fulfilling an enforceable commitment that already existed at the moment at which the ArcelorMittal Employee concerned conducting or effecting the Transaction in ArcelorMittal Financial Instruments came into possession of the Inside Information and that was otherwise made in compliance with the Insider Dealing Regulations.

6.Sanctions

Violations of Insider Dealing and Market Manipulation rules can subject the violator to fines and/or prosecution in Luxembourg and abroad if the Insider Dealing occurred on a stock market outside of Luxembourg, such as the New York Stock Exchange or Euronext Amsterdam/Paris.

More precisely, could constitute a criminal offence at least in serious cases and when committed intentionally the following cases:
–Insider Dealing,
–recommending or inducing another person to engage in Insider Dealing,
–unlawful disclosure of Inside Information,
–Market Manipulation.

7.Compliance Officer

7.1.The Board of directors of ArcelorMittal has appointed a Compliance Officer and may dismiss him or her at any time.

7.2.The Board of directors of ArcelorMittal has announced the identity of the Compliance Officer and where he/she may be reached.

7.3.The Compliance Officer has the duties and powers conferred on him/her by the Insider Dealing Regulations. The Board of directors of ArcelorMittal may confer additional duties and powers to the Compliance Officer.

7.4.The Compliance Officer may in consultation with the Board of directors of ArcelorMittal designate one or more deputies who may be established in other countries and who may, for the benefit of the ArcelorMittal Employees in those countries, exercise such duties and powers as the Compliance Officer will determine in consultation with the Board of directors of ArcelorMittal.

7.5.The Compliance Officer is entitled to conduct (or to have conducted) any investigation with respect to the execution of Transactions in ArcelorMittal Financial Instruments by any ArcelorMittal Employee.

7.6.The Compliance Officer must report his/her findings regarding the investigation to the Chairman of the Board of directors of ArcelorMittal. Prior thereto, the ArcelorMittal Employee must have received the opportunity to give his or her reaction to the findings of the Compliance Officer. The Chairman of the Board of directors of ArcelorMittal informs the ArcelorMittal Employee of the outcome of the investigation.

8.Other Provisions

1 The definitions of all defined terms in this introduction can be found in Section 1 (“Definitions”)

8.1.These Insider Dealing Regulations were adopted on September 15, 1999, with retroactive effect to 1 April 1999. They were updated in November 2005 to reflect changes in legislation. In February 2007, they were amended to reflect the inclusion of Arcelor SA as a Group Company. The Insider Dealing Regulations were amended on 20 August 2007, 14 March 2008, 29 July 2008 and 31 July 2013. A further update was required on 27 July 2016 following the automatic implementation on 3 July 2016 in all EU member states including Luxembourg of Regulation No 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/ EC and 2004/72/EC. This last update is required to amend the “Investor Relations Non-Communication Period” definition and any related Sections to extend the communication period applicable to Investor Relations Employees from 5 Business Days to 7 Business Days

8.2.A List of Permanent Insiders is required by law to be maintained by ArcelorMittal. This task has been delegated to the Compliance Officer referred to in Section 7 of these Insider Dealing Regulations. The List of Permanent Insiders will be updated periodically and must be made available upon request to the Stock Market Authorities, in particular the CSSF.

8.3.A List of Permanent Insiders will be maintained in accordance with the applicable data protection and privacy laws. All Insiders identified by the Compliance Officer will be notified of their status of Insider. They will update their personal data as required by applicable law and regulations in the systems provided by ArcelorMittal within three calendar days of the date each individual transaction is carried out.

8.4.These Insider Dealing Regulations may be amended and supplemented by a resolution of the Board of directors of ArcelorMittal. Amendments and supplements to the Insider Dealing Regulations approved by the Board of directors of ArcelorMittal will enter into force upon their announcement unless the announcement specifies a later date.

8.5.These Insider Dealing Regulations are in addition to any other provisions of law, regulation or stock market rules applicable to ArcelorMittal Employees.

8.6.The Insider Dealing Regulations are governed by Luxembourg law.

09/10/2023